Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 30, 2009

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914
China Life Insurance Company Limited issued an announcement on October 30, 2009, a copy of which is attached as Exhibit 99.1 hereto.
EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated October 30, 2009

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited

(Registrant)

	By:	/s/ Wan Feng

(Signature)

October 30, 2009		Name:	Wan Feng
		Title:	President and Executive Director

Commission File Number 001-31914
EXHIBIT INDEX

Exhibit	Description

99.1	Announcement, dated October 30, 2009

Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Clarification Announcement of the 2009 Third Quarter Report
Reference is made to the Company’s 2009 Third Quarter Report (the “Report”) published on 26 October 2009 on the website of The Hong Kong Exchanges and Clearing Limited and would like to make the following clarification:
The data was erroneously filled in the item of “Operating expenses” of the “For the three months ended 30 September 2009 Company” in the “Income statement for the third quarter of 2009 (unaudited) (continue)” on page 12 of the Report. The figure should be corrected from “(71,421)” to “(71,488)”.
The full text of the 2009 Third Quarter Report (Amended) is attached to this announcement.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 30 October 2009

Commission File Number 001-31914
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
2009 THIRD QUARTER REPORT
This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The financial data of the Company for the third quarter of 2009 are unaudited and have been prepared in accordance with the China Accounting Standards for Business Enterprises.
1.	Important Notice
1.1 The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in the 2009 third quarter report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.
1.2 Of the eleven Directors of the Company, ten attended in person. The Chairman and Executive Director Mr Yang Chao, Executive Directors Mr Lin Dairen and Ms Liu Yingqi, Non-executive Directors Mr Miao Jianmin, Mr Shi Guoqing and Ms Zhuang Zuojin, and Independent Non-executive Directors Mr Ma Yongwei, Mr Sun Changji and Mr Bruce Douglas Moore attended the meeting. Independent Non-executive Director Mr Sun Shuyi attended the meeting by phone. Executive Director Mr Wan Feng was absent and gave written authorization to Executive Director Mr Yang Chao to act as proxy to attend and vote in the meeting.
1.3 The Company’s 2009 third quarter financial report is unaudited.
1.4 Mr Yang Chao, Chairman of the Company, Mr Liu Jiade, Vice President in charge of financial affairs, Ms Hwei-Chung Shao, Chief Actuary and Mr Yang Zheng, Head of the Finance Department, confirm that the financial statements in the 2009 third quarter report are true and complete.

Commission File Number 001-31914
2.	Basic Information of the Company
2.1 Major accounting data and financial indicators
Currency: RMB

			Increase/(decrease)
			compared to
	As at	As at	31 December 2008
	30 September 2009	31 December 2008	(%)
Total assets (million)	1,128,245	990,164	13.95
Shareholders’ equity (excluding minority interest) (million)	148,127	134,957	9.76
Net assets per share attributable to shareholders of the Company (RMB)	5.24	4.77	9.76

		Increase/(decrease)
		compared to the
	For the nine months ended	same period of 2008
	30 September 2009	(%)
Net cash flows from operating activities (million)	111,549	- 6.90
Net cash flows per share from operating activities (RMB)	3.95	-6.90

			Increase/(decrease)
			compared to the
	For the reporting	For the nine	same reporting period of
	period (from July to	months ended	2008
	September)	30 September 2009	(%)
Net profit attributable to shareholders of the Company (million)	5,954	19,874	154.55
Basic earnings per share (RMB)	0.21	0.70	154.55
Basic earnings per share after deducting non-recurring items (RMB)	—	0.71	—
Diluted earnings per share (RMB)	0.21	0.70	154.55
Return on net assets (%)	4.02	13.42	An increase of 2.25 percentage points
Return on net assets after deducting non-recurring items (%)	4.06	13.47	An increase of 2.27 percentage points

Commission File Number 001-31914
Note: The data and indicators relating to shareholders’ equity refer to shareholders’ equity attributable to shareholders of the Company. The data and indicators relating to net profit refer to net profit attributable to shareholders of the Company.
As at 30 September 2009, investment assets of the Company were RMB 1,068,706 million. For the nine months ended 30 September 2009, the gross investment yield was 4.71% (or 6.30% if annualized, the simple annualized gross investment yield = (the gross investment yield for the nine months ended 30 September 2009/273)×365), the surrender rate was 2.72%, and the growth rate of premiums earned was -4.74%.
Deducting Non-recurring Items and Amount
RMB Million

For the nine months ended
Non-recurring items	30 September 2009
Gains/(losses) on disposal of non-current assets	5
Net non-operating income and expenses other than those mentioned above	-118
Effect of income tax expenses	28
Total	-85
Note: As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair-value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914
2.2 The total number of shareholders and the top ten holders of listed shares not subject to trading restrictions as at the end of the reporting period

The total number of shareholders at the end of the reporting period	Number of A share holders: 257,361
Number of H share holders: 37,206
Particulars of the top ten holders of listed shares not subject to trading restrictions

	Number of listed shares
	not subject to trading
	restrictions held as at
	the end of the
Name of shareholders (Full name)	reporting period	Type
HKSCC Nominees Limited	7,272,252,861	H shares
State Development and Investment Co., Ltd	49,800,000	A shares
ICBC-Lion Stock Securities Investment Fund	29,420,420	A shares
China National Investment & Guaranty Co., Ltd	29,200,000	A shares
IFC-Standard Chartered-Citigroup Global Markets Limited	26,895,476	A shares
UBS AG	26,035,598	A shares
ICBC-Bosera Third Industry Growth Stock Securities Investment Fund	25,000,000	A shares
China Pacific Life Insurance Co., Ltd. —Tradition-Ordinary Insurance Products	23,366,165	A shares
Deutsche Bank Aktiengesellschaft	22,245,458	A shares
China National Nuclear Corporation	20,000,000	A shares
China International Television Corporation	20,000,000	A shares

Commission File Number 001-31914
3.	Significant Events
3.1 Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

☑	Applicable	☐	Not applicable
(1) Changes in key financial indicators and its reasons
RMB million

	As at	As at	Increase/
Key Financial	30 September	31 December	(decrease)
Indicators	2009	2008	(%)	Main reasons
Total assets	1,128,245	990,164	13.95	Accumulation of insurance business assets
Total liabilities	978,450	854,283	14.53	Increase in insurance reserves
Shareholders’ equity attributable to shareholders of the Company	148,127	134,957	9.76	Increase in net profit
RMB million

	For the nine	For the nine
	months ended	months ended	Increase/
Key Financial	30 September	30 September	(decrease)
Indicators	2009	2008	(%)	Main reasons
Operating profit	25,226	12,803	97.03	Considerable increase in total investment income resulting from the rally of capital market
Net profit attributable to shareholders of the Company	19,874	13,111	51.58	Considerable increase in total investment income resulting from the rally of capital market

Commission File Number 001-31914
(2) Material changes in major accounting items and its reasons
RMB million

	As at	As at	Increase/
Key Financial	30 September	31 December	(decrease)
Indicators	2009	2008	(%)	Main reasons
Cash and cash equivalents	58,291	34,085	71.02	The Company’s investment assets allocation requirement
Premiums receivables	9,152	6,433	42.27	Accumulation of renewal premiums receivables
Policy loans	12,337	8,676	42.20	Increase in the requirement of policy loans
Financial assets sold under agreements to repurchase	430	11,390	-96.22	The Company’s cash management requirement
Undistributed profit	41,050	28,686	43.10	Considerable increase in total investment income resulting from the rally of capital market
RMB million

	For the nine months ended	For the nine months ended	Increase/
Key Financial	30 September	30 September	(decrease)
Indicators	2009	2008	(%)	Main reasons
Fair value gains/(losses)	1,184	-8,006	N/A	Increase in fair value gains of held-for-trading financial assets resulting from the rally of capital market
Policyholder dividends	10,975	2,357	365.63	Increase in investment yield of participating insurance business
Impairment losses	2,349	8,730	-73.09	The rally of capital market
Income tax expenses/(incomes)	5,113	-535	N/A	Increase in deferred income tax and decrease in non-taxable income

Commission File Number 001-31914
3.2 Explanation and analysis of significant events and their impacts and solutions

☐	Applicable	☑	Not applicable
3.3 Implementation of undertakings by the Company, its shareholders and de facto controller

☑	Applicable	☐	Not applicable
1. During the Company’s A shares Initial Public Offering, China Life Insurance (Group) Company, the controlling shareholder of the Company, had undertaken that it would not, within 36 months from the listing of the Company’s A shares, transfer or authorize others to manage any shares of the Company that are directly or indirectly owned by it, nor would it allow the Company to acquire such shares. During the reporting period, China Life Insurance (Group) Company has strictly adhered to the above undertaking and has not breached the above undertaking.
2. Before the Company’s A shares Initial Public Offering (as at 30 November 2006), of the land-use rights injected into the Company by China Life Insurance (Group) Company, at the time of the restructuring and establishment of the Company, formalities for change of titles have not been completed for the land-use rights in respect of 4 pieces of land with a total area of 10,421.12 square meters. Of the properties that were injected into the Company, formalities for change of title have not been completed for 6 properties with a gross floor area of 8,639.76 square meters. China Life Insurance (Group) Company undertook that it would, within one year from the date of listing of the Company’s A shares, assist the Company in completing the formalities for change of titles in respect of the 4 pieces of land and 6 properties mentioned above, failing which it will bear any loss that may be suffered by the Company as a result of such defective titles. China Life Insurance (Group) Company has strictly observed its undertaking. As at the end of the reporting period, all changes of titles had been completed except for two properties and related lands of the Shenzhen Branch of the Company. The Shenzhen Branch of the Company continues to use the above properties and related lands and no other parties have made any challenges or presented obstacles for the use of the properties and related lands.
3. China Life-CMG Life Assurance Company Ltd., a subsidiary of China Life Insurance (Group) Company (“CLIC”), is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC has agreed that it will, within three years of the listing of the Company on The Stock Exchange of Hong Kong Limited, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life-CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as at the end of the reporting period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the place where the Company is listed.

Commission File Number 001-31914
3.4 Warnings and explanation for any significant changes in net profit or cumulative loss from the beginning of the year to the end of the next reporting period as compared to the same period of last year

☐	Applicable	☑	Not applicable
3.5 The implementation of cash dividend policy during the reporting period

☐	Applicable	☑	Not applicable
This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji,
Bruce Douglas Moore
Hong Kong, 26 October 2009

Commission File Number 001-31914
4. APPENDIX
4.1 Balance sheet as at 30 September 2009(unaudited)
RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2009	2008	2009	2008
ASSETS	Group	Group	Company	Company

Assets
Cash and cash equivalents	58,291	34,085	57,404	33,934
Held-for-trading financial assets	13,687	14,099	13,685	14,068
Securities purchased under agreements to resell	7,368	—	7,368	—
Interest receivables	14,587	13,097	14,518	13,028
Premiums receivables	9,152	6,433	9,152	6,433
Receivable from reinsurers	21	163	21	163
Unearned premium reserves receivable from reinsurers	72	70	72	70
Claim reserves receivable from reinsurers	22	28	22	28
Reserves for long-term health insurance receivables from reinsurers	735	664	735	664
Policy loans	12,337	8,676	12,337	8,676
Debt plan investments	9,250	9,250	9,200	9,200
Other receivables	3,259	1,485	3,184	1,497
Term deposits	283,374	228,272	281,870	228,272
Available-for-sale financial assets	450,220	424,634	447,487	421,379
Held-to-maturity investments	228,024	211,929	228,017	211,929
Long-term equity investments	8,990	8,222	12,855	11,007
Statutory deposits	6,155	6,153	5,653	5,653
Fixed assets	16,276	16,272	15,758	15,939
Intangible assets	2,747	2,763	2,723	2,742
Deferred tax assets	1,169	2,661	1,172	2,654
Other assets	2,509	1,208	2,500	1,205

Total Assets	1,128,245	990,164	1,125,733	988,541

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.1 Balance sheet as at 30 September 2009 (unaudited) (continued)
RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2009	2008	2009	2008
LIABILITIES AND EQUITY	Group	Group	Company	Company

Liabilities
Financial assets sold under agreements to repurchase	430	11,390	30	11,200
Premiums received in advance	1,111	1,811	1,111	1,811
Brokerage and commission payable	1,501	1,654	1,500	1,654
Due to reinsurers	32	49	32	49
Salary and welfare payable	3,086	3,652	2,976	3,506
Taxes payable	2,085	1,952	2,077	1,946
Claims payable	5,917	4,980	5,917	4,980
Policyholder dividends payable	44,710	43,178	44,710	43,178
Other payables	1,658	3,501	1,678	3,534
Policyholder deposits and agency business liabilities	2,474	2,073	2,474	2,073
Unearned premium reserves	8,373	6,642	8,373	6,642
Claim reserves	3,017	2,629	3,017	2,629
Reserves for life insurance	892,148	761,349	892,148	761,349
Reserves for long-term health insurance	9,249	7,772	9,249	7,772
Other liabilities	2,659	1,651	2,659	1,651

Total liabilities	978,450	854,283	977,951	853,974

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserves	63,714	63,917	63,683	63,874
Surplus reserves	11,298	10,289	11,250	10,241
General risk reserves	3,801	3,801	3,801	3,801
Undistributed profit	41,050	28,686	40,783	28,386
Difference from conversion of foreign exchange statements	(1)	(1)	—	—

Total equity attributable to shareholders of the Company	148,127	134,957	147,782	134,567

Minority interests	1,668	924	—	—

Total shareholders’ equity	149,795	135,881	147,782	134,567

Total liabilities and Shareholder’s equity	1,128,245	990,164	1,125,733	988,541

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.2 Income statement for the third quarter of 2009 (unaudited)
RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2009	2008	2009	2008
	Group	Group	Company	Company
1. Operating income	287,231	284,945	287,066	284,722
Premiums earned	235,434	247,139	235,434	247,139
Premium income	237,264	248,595	237,264	248,595
Including: reinsurance premium income	1	—	1	—
Less: Premiums ceded to reinsurers	(101)	350	(101)	350
Unearned premium reserves	(1,729)	(1,806)	(1,729)	(1,806)
Investment income	49,311	45,319	49,291	45,253
Including: income from associates	605	637	605	637
Fair value gains/(losses)	1,184	(8,006)	1,183	(7,900)
Foreign exchange losses	(27)	(1,008)	(27)	(1,004)
Other operating income	1,329	1,501	1,185	1,234
2. Operating expenses	(262,005)	(272,142)	(262,062)	(272,199)
Surrenders	(27,008)	(31,942)	(27,008)	(31,942)
Claims paid	(57,927)	(66,967)	(57,927)	(66,967)
Less: claims recoverable from reinsurers	74	45	74	45
Increase of insurance reserve	(132,307)	(130,609)	(132,307)	(130,609)
Less: insurance reserves recoverable from reinsurers	66	(144)	66	(144)
Policyholder dividends	(10,975)	(2,357)	(10,975)	(2,357)
Business tax and surcharges	(950)	(898)	(916)	(865)
Brokerage and commission fees	(17,501)	(18,395)	(17,501)	(18,395)
Administrative expenses	(12,475)	(11,284)	(12,165)	(11,107)
Less: expenses recoverable from reinsurers	(29)	(58)	(29)	(58)
Other operating expenses	(624)	(803)	(1,025)	(1,070)
Impairment losses	(2,349)	(8,730)	(2,349)	(8,730)
3. Operating profit	25,226	12,803	25,004	12,523
Add: Non-operating income	35	20	69	20
Less: Non-operating expenses	(148)	(98)	(148)	(94)
4. Net profit before income tax expenses	25,113	12,725	24,925	12,449
Less: Income tax expenses	(5,113)	535	(5,018)	596
5. Net profit	20,000	13,260	19,907	13,045
6. Attributable to:
Shareholders of the Company	19,874	13,111
Minority interests	126	149
7. Earnings per share
Basic earnings per share	RMB0.70	RMB0.46
Diluted earnings per share	RMB0.70	RMB0.46
8. Other Comprehensive gains/(losses)	(202)	(39,212)	(191)	(39,048)
9. Total Comprehensive gains/(losses)	19,798	(25,952)	19,716	(26,003)
Shareholders of the Company	19,671	(26,088)
Minority interests	127	136

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of Accounting Affairs		Financial Department

Commission File Number 001-31914
4.2 Income statement for the third quarter of 2009 (unaudited) (continue)
RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	30 September		30 September
	2009	2008	2009	2008
	Group	Group	Company	Company
1. Operating income	78,835	76,973	78,706	77,081
Premiums earned	63,124	65,694	63,124	65,694
Premium income	64,441	66,532	64,441	66,532
Including: reinsurance premium income	—	—	—	—
Less: Premiums ceded to reinsurers	(37)	(32)	(37)	(32)
Unearned premium reserves	(1,280)	(806)	(1,280)	(806)
Investment income	15,618	11,124	15,559	11,257
Including: income from associates	223	83	223	83
Fair value gains/(losses)	(339)	(240)	(339)	(215)
Foreign exchange losses	(15)	(28)	(15)	(28)
Other operating income	447	423	377	373
2. Operating expenses	(71,421)	(74,385)	(71,488)	(74,397)
Surrenders	(7,575)	(8,416)	(7,575)	(8,416)
Claims paid	(12,440)	(14,655)	(12,440)	(14,655)
Less: claims recoverable from reinsurers	27	15	27	15
Increase of insurance reserve	(38,638)	(38,386)	(38,638)	(38,386)
Less: insurance reserves recoverable from reinsurers	55	—	55	—
Policyholder dividends	(2,979)	(217)	(2,979)	(217)
Business tax and surcharges	(362)	(141)	(347)	(134)
Brokerage and commission fees	(5,212)	(5,554)	(5,212)	(5,554)
Administrative expenses	(4,044)	(3,562)	(3,960)	(3,508)
Less: expenses recoverable from reinsurers	6	12	6	12
Other operating expenses	(195)	(378)	(361)	(451)
Impairment losses	(64)	(3,103)	(64)	(3,103)
3. Operating profit	7,414	2,588	7,218	2,684
Add: Non-operating income	22	10	13	10
Less: Non-operating expenses	(103)	(58)	(103)	(58)
4. Net profit before income tax expenses	7,333	2,540	7,128	2,636
Less: Income tax expenses	(1,315)	(184)	(1,256)	(168)
5. Net profit	6,018	2,356	5,872	2,468
6. Attributable to:
Shareholders of the Company	5,954	2,339
Minority interests	64	17
7. Earnings per share
Basic earnings per share	RMB0.21	RMB0.08
Diluted earnings per share	RMB0.21	RMB0.08
8. Other Comprehensive gains/(losses)	(9,745)	2,533	(9,704)	2,539
9. Total Comprehensive gains/(losses)	(3,727)	4,889	(3,832)	5,007
Shareholders of the Company	(3,785)	4,830
Minority interests	58	59

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of Accounting Affairs		Financial Department

Commission File Number 001-31914
4.3 Cash flow statement for the third quarter of 2009 (unaudited)
RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2009	2008	2009	2008
	Group	Group	Company	Company
1. Cash flows from operating activities
Premiums received	233,742	245,667	233,742	245,667
Net cash from reinsurance business	70	269	70	269
Net increase in policyholder investments and agency business liabilities	284	—	284	—
Net cash from held-for-trading financial assets	1,724	19,350	1,695	19,659
Cash received from other operating activities	912	3,876	876	1,530

Sub-total of cash inflows from operating activities	236,732	269,162	236,667	267,125

Cash paid for claims	(83,994)	(96,557)	(83,994)	(96,557)
Net decrease in policyholder investments and agency business liabilities	—	(50)	—	(50)
Cash paid for brokerage and commission fees	(17,654)	(18,298)	(17,654)	(18,295)
Cash paid for policyholder dividends	(5,758)	(7,697)	(5,758)	(7,697)
Cash paid to and for employees	(5,882)	(7,026)	(5,715)	(6,286)
Cash paid for taxes and surcharges	(5,137)	(9,865)	(5,043)	(9,741)
Cash paid for other operating activities	(6,758)	(9,847)	(7,002)	(8,487)

Sub-total of cash outflows from operating activities	(125,183)	(149,340)	(125,166)	(147,113)

Net cash flows from operating activities	111,549	119,822	111,501	120,012

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.3 Cash flow statement for the third quarter of 2009 (unaudited) (continued)
RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2009	2008	2009	2008
	Group	Group	Company	Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	217,795	80,169	215,402	78,508
Cash received from investment income	30,144	38,942	30,027	38,843
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	107	109	315	109
Net cash from securities purchased under agreements to resell	—	2,977	—	2,774

Sub-total of cash inflows from investing activities	248,046	122,197	245,744	120,234

Cash paid for acquisition of investments	(306,428)	(224,926)	(304,163)	(222,913)
Net increase in policy loans	(3,489)	(2,014)	(3,489)	(2,014)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(993)	(1,719)	(980)	(1,700)
Net cash paid for securities purchased under agreements to resell	(7,365)	—	(7,365)	—

Sub-total of cash outflows from investing activities	(318,275)	(228,659)	(315,997)	(226,627)

Net cash flows from investing activities	(70,229)	(106,462)	(70,253)	(106,393)

Commission File Number 001-31914
4.3 Cash flow statement for the third quarter of 2009 (unaudited) (continued)
RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2009	2008	2009	2008
	Group	Group	Company	Company
3. Cash flows from financing activities
Cash received from capital contributions	720	—	—	—
Net proceeds from investment in securities sold under agreements to repurchase	—	4,664	—	4,666

Sub-total of cash inflows from financing activities	720	4,664	—	4,666

Net cash paid for securities sold under agreements to repurchase	(11,047)	—	(11,251)	—

Cash paid for dividends and interest	(6,761)	(11,967)	(6,501)	(11,871)

Sub-total of cash outflows from financing activities	(17,808)	(11,967)	(17,752)	(11,871)

Net cash flows from financing activities	(17,088)	(7,303)	(17,752)	(7,205)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(26)	(858)	(26)	(853)

5. Net increase/(decrease) in cash and cash equivalents	24,206	5,199	23,470	5,561

Add: Opening balance of cash and cash equivalents	34,085	25,317	33,934	24,808

6. Closing balance of cash and cash equivalents	58,291	30,516	57,404	30,369

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department